August 4, 2008

VIA EDGAR

David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Re:          Coachmen Industries, Inc.
Form 10-K for the year ended December 31, 2007
File No. 001-07160

Dear Mr. Humphrey:

This letter is in response to the comments of the Staff of the U.S Securities and Exchange Commission with respect to the above referenced filing provided in your letter dated July 23, 2008.  Our responses are in bold text following the text of each comment.

On July 24, 2008, our Corporate Secretary, Thomas Gehl called and left a message for Amy Geddes of the Staff regarding your letter and the timing of our response.  We are filing our response within ten business days of the date of your letter, as you requested.  Also, as requested, we acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2007

Financial Statements

Note 1. Nature of Operations and Accounting Policies, page 43

1.
Refer to your disclosure of volume based sales, dealer incentives, rebates and other similar programs. You have disclosed the related year-end liabilities on page 52. However, the relative significance of these programs to your gross profit margin, in dollar and percentage terms, does not appear to be determinable from the information provided. Please provide us with a schedule of activity for these programs, in the aggregate, in a format comparable to the schedules provided on page 70 for your valuation and qualifying accounts. This schedule should be provided for fiscal 2006, 2007 and for the first quarter of fiscal 2008. If any of these programs are individually significant relative to profit margin for the company as a whole or for a particular segment, please also provide a separate schedule of the activity in that program. We particularly note your references to aggressive discounts in the housing group on page 21 and to your plans to launch new incentive programs to help dealers in the recreational vehicles group "reduce aged inventory" as discussed in your Form 8-K for April 29, 2008. Our concern is that additional disclosures may be appropriate.

Following is the requested schedule of activity for the volume based sales, dealer incentives, rebates and other similar programs.  We have provided the requested information for fiscal 2006, 2007, and both Q1 and Q2 of 2008.  We have not initiated any programs that would be considered out of the ordinary course of business that we believe to require additional disclosure.  We believe that none of the programs are individually significant relative to the margin of a particular segment.

Description - (amounts in 000's)	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Payment or Utilization	Balance at End of Period

Quarter ended June 30, 2008:

Accrued dealer bonus:	$1,094	$123	$515	$702

Accrued dealer trip:	$80	$58	$81	$57

Total dealer incentive accrual	$1,174	$181	$596	$759

Quarter ended March 31, 2008:

Accrued dealer bonus:	$1,115	$219	$240	$1,094

Accrued dealer trip:	$462	$70	$453	$80

Total dealer incentive accrual	$1,577	$289	$693	$1,174

Fiscal year ended December 31, 2007:

Accrued dealer bonus:	$4,093	$681	$3,659	$1,115

Accrued dealer trip:	$47	$1,069	$654	$462

Total dealer incentive accrual	$4,140	$1,750	$4,313	$1,577

Fiscal year ended December 31, 2006:

Accrued dealer bonus:	$3,750	$4,864	$4,522	$4,093

Accrued dealer trip:	$534	$(335)	$151	$47

Total dealer incentive accrual	$4,284	$4,529	$4,673	$4,140

Form 10-Q for the Quarter Ended March 31, 2008

Adoption of New Accounting Standards, page 6

2.	As SFAS 157 has been adopted during the quarter and no related disclosures have previously been provided in your annual financial statements, we would expect the disclosures in your Form 10-Q to be full and complete. It appears that your disclosures do not fully comply with the requirements set forth in paragraphs 33 through 35 of the Statement and paragraphs A33 through A36 of Appendix A thereto. Please provide a more robust set of disclosures in your next Form 10-Q. Alternatively, please explain why you believe no additional disclosures are required.

We believe the disclosure you are referring to is for nonfinancial assets and nonfinancial liabilities that are disclosed at fair value on a nonrecurring basis.  FSP FAS 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008.  Accordingly, we plan on a tabular disclosure along with a description of the significant unobservable inputs and the information used to develop the inputs beginning with the quarter ending March 31, 2009 similar to the table following:

Description - (amounts in 000's)	Quarter Ended 3/31/08	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)

Long-lived assets held and used	$47.2	$-	$47.2	$-	$-

Goodwill	$13.0	$-	$-	$13.0	$-

Long-lived assets held for sale	$5.0	$-	$5.0	$-	$-

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 14

3.	In future filings, disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis. Refer to Instruction 1 to Item 402 ( c ) (2) ( v ) and ( vi ) of Regulation S-K. Similarly revise your Director Compensation table in regards to the stock awards column. See Instruction to Regulation S-K Item 402 ( k ), which refers to Instruction I to Item 402 ( c ) (2) ( v ) and ( vi ).

We will add a reference to the common stock footnote to the financial statements in our future filings.

If you have any further questions, please do not hesitate to call me at (574) 825-8366, or our outside counsel, Philip L. McCool of Taft Stettinius & Hollister LLP, Indianapolis, Indiana at (317) 713-3500.

Sincerely,

/s/ Colleen A. Zuhl

Colleen A. Zuhl
Chief Financial Officer